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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  CASMYN CORP.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   1476191002
                                 (CUSIP NUMBER)

                                MR. DOUG LANGFORD
                         C/O SHIELD MANAGEMENT SERVICES
                               2 JANE STREET # 501
                             TORONTO, CANADA M6S4W3
                                 (416) 769-9733

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                 APRIL 11, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO.   1476191002                                      PAGE 2 OF 4
          ---------------
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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Kyneton Investments, Ltd.
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                       (b) / /
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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS

              OO
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   / /
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
--------------------------------------------------------------------------------
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   NUMBER OF      7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  593,710 shares (1)
   OWNED BY     ----------------------------------------------------------------
     EACH         8    SHARED VOTING POWER
   REPORTING                   None.
    PERSON      ----------------------------------------------------------------
     WITH         9    SOLE DISPOSITIVE POWER

                               593,710 shares (1)

                ----------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER
                               None.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                593,710 shares (1)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                              / /

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                15.2% (2)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     (1) The share amounts listed above include immediately exercisable warrants to purchase 296,855 shares of Issuer's Common Stock beneficially held by Kyneton Investments, Ltd., and take into account the Conversion and the Reverse Split (as defined in Item 4 below) as contemplated in the Plan of Reorganization (as defined in Item 3 below). All of these securities are held in the name of SIL Nominees, Ltd., a nominee, but are beneficially owned by Kyneton Investments, Ltd. Pursuant to the Plan of Reorganization, warrants were issued to all holders of Issuer's Common Stock, on a one-for-one basis after giving effect to the Conversion and the Reverse Split.

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     (2) The percentage calculation listed above assumes exercise of all warrants beneficially held by Kyneton Investments, Ltd. (but not the exercise of warrants held by others) pursuant to applicable Commission Rules.



ITEM 1. SECURITY AND ISSUER.

                Common Stock

                Casmyn Corp.
                28720 Canwood Street, Suite 207
                Agoura Hills, CA 91301

ITEM 2. IDENTITY AND BACKGROUND.

        (a) through (f). This statement is being filed by Kyneton Investments, Ltd., a Cayman Islands corporation ("Kyneton"). SIL Nominees, Ltd., a Cayman Islands corporation ("SIL") is a nominee company that holds the securities that are the subject of this Schedule 13D for the benefit of Kyneton. Kyneton is a securities investment company.

        The principal place of business for Kyneton is c/o Shield Management Services, 2 Jane Street #501, Toronto, Canada M6S4W3.

        During the past five years, Kyneton has not been convicted in any criminal proceedings or been subject to any judgment, decree or final order enjoining any future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws in a civil proceeding of a judicial or administrative body.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The securities were acquired pursuant to the terms of a Second Amended Plan of Reorganization (the "Plan of Reorganization") effective April 11, 2000 (the "Effective Date") with respect to Issuer's prior filing under chapter 11 of the United States Bankruptcy Code. The Plan of Reorganization was approved by order of the United States Bankruptcy Court, Central District of California, San Fernando Valley Division, filed and entered on March 31, 2000.

         No part of the purchase price for the securities was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4. PURPOSE OF TRANSACTION.

        The Reporting Person beneficially owned shares of the Issuer's preferred stock ("Preferred Stock") and/or shares of its common stock ("Common Stock") prior to the Effective Date of the Plan of Reorganization. Pursuant to the terms of the Plan of Reorganization, each share of the Issuer's Preferred Stock outstanding immediately prior to the Effective Date was converted on the Effective Date into 5.27 shares of the Issuer's Common Stock (the "Conversion"). In addition, pursuant to the Plan of Reorganization, on the Effective Date, a 1 for 500 reverse split of Issuer's Common Stock occurred (the "Reverse Split"). The shares of Common Stock set forth in Items 7, 9 and 11, and the percentage set forth in Item 13, of the cover page to this Schedule 13D reflect the Conversion and the Reverse Split.

         Pursuant to the Plan of Reorganization, among other things, (i) Mr. Mark S. Zucker, Mr. Divo Milan and Mr. Selwyn Kossuth were appointed Directors of Issuer; (ii) the Issuer's capital structure was revised to authorize two classes of stock, "Common Stock" and "Preferred Stock", comprised of 50,000,000 shares of Common Stock, par value $0.01, and 10,000,000 shares of Preferred Stock, par value $0.01; (iii) the Board of Directors of Issuer was authorized to amend its Bylaws and Articles of Incorporation to, among other things, prevent unfair attempts to take over Issuer, such as provisions for the issuance of preferred warrants or similar securities; (iv) the Issuer was authorized to spin-out its wholly-owned subsidiary, Goldco Ltd., a Nevada corporation, to Issuer's shareholders; (v) the Issuer was authorized to reincorporate in another jurisdiction (the Issuer has reincorporated from Colorado to Nevada); and (vi) the Issuer was authorized to change its name (which has been changed to Aries Ventures Inc.). As contemplated under the Plan of Reorganization, Goldco Ltd. holds or will hold all the Issuer's gold mining operations in Zimbabwe through a wholly-owned subsidiary, Casmyn Mining Zimbabwe (Private) Ltd.


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                                SCHEDULE 13D


        The Reporting Person has no current plans to acquire any additional securities of the Issuer, except as contemplated in the Plan of Reorganization. The Reporting Person will evaluate the Issuer's business and prospects, and based upon future developments (including, without limitation, performance of the Issuer's shares in the market, availability of funds, alternative uses of funds and stock market and general economic conditions), the Reporting Person (or other entities that might be affiliated with them) may, from time to time, purchase the Issuer's shares of Common Stock and may, from time to time, dispose of all or a portion of such shares held by such persons, or cease buying or selling such shares. Any additional purchases or sales of the Issuer's shares of Common Stock may be in the open market or pursuant to privately-negotiated transactions or otherwise.

        Except as otherwise described in this Item 4, the Reporting Person has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to parts (a) through (j) of Item 4.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

             (a) As of the Effective Date (April 11, 2000), the Reporting Person beneficially owned 593,710 shares of the Issuer's outstanding Common Stock, which constitutes 15.2% of the Issuer's outstanding Common Stock. These amounts include immediately exercisable warrants to purchase 296,855 shares of Common Stock beneficially held by the Reporting Person.

             (b) The Reporting Person has the power to vote or direct the vote of, and to dispose or direct the disposition of, all 593,710 shares of Common Stock beneficially owned by the Reporting Person.

             (c) All of the securities reported on in this Schedule 13D were acquired pursuant to or as contemplated in the Plan of Reorganization.

             (d)      Not applicable.

             (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.

                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 10, 2000


                                        KYNETON INVESTMENTS, LTD.,
                                        a Cayman Islands corporation

                                        By:    /s/ Ansel Slome
                                           -------------------------------------
                                        Title:     Duly Authorized Agent
                                              ----------------------------------

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